SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K




(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

         For the fiscal year ended December 31, 1998

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

        For the transition period from _______________ to ______________

        Commission file number 333-34569

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Collins & Aikman Products Co. (formerly Collins & Aikman Corporation)
                 Employees' Profit Sharing and Personal Savings Plan
                                701 McCullough Drive
                          Charlotte, North Carolina 28262

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                             Collins & Aikman Corporation
                                 701 McCullough Drive
                           Charlotte, North Carolina 28262
                                     704-547-8500

                              REQUIRED INFORMATION
                              --------------------


The following financial statements for the Collins and Aikman Products Co. (formerly Collins & Aikman Corporation) Employees' Profit Sharing and Personal Savings Plan are being filed herewith:

Description                                                                           Page No.
-----------                                                                           --------
Report of Independent Accountants                                                       F-2

Statement of Net Assets Available for Benefits with Fund
      Information as of December 31, 1998                                               F-3

Statement of Net Assets Available for Benefits with Fund
      Information as of December 31, 1997                                               F-4

Statement of Changes in Net Assets Available for Benefits
      with Fund Information for the Year Ended December 31, 1998                        F-5

Notes to Financial Statements                                                           F-6

-------------------------------------------------------------------------------------------------------------------

The following exhibit is being filed herewith:

Exhibit No.                                  Description
-----------                                  -----------

      1                    Consent of Independent Public Accountants                    F-13

                                   SIGNATURES


The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           Collins & Aikman Products Co.
                           (formerly Collins & Aikman Corporation)
                           Employees' Profit Sharing and Personal Savings Plan




June 28, 1999              By:  /s/ J. Michael Stepp
                                -----------------------------
                                     J. Michael Stepp
                                     Chairman
                                     Collins & Aikman Products Co.
                                     Benefit Plan Administration Committee

                          COLLINS & AIKMAN PRODUCTS CO.

                     (FORMERLY COLLINS & AIKMAN CORPORATION)

               EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                          COLLINS & AIKMAN PRODUCTS CO.

                     (FORMERLY COLLINS & AIKMAN CORPORATION)

               EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 and 1997



Report of Independent Public Accountants

Statement of Net Assets Available for Benefits with Fund Information as of
   December 31, 1998

Statement of Net Assets Available for Benefits with Fund Information as of
   December 31, 1997

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

Notes to Financial Statements

Schedule I        -   Item 27-a     Schedule of Assets Held for Investment as of
                                    December 31, 1998

Schedule II       -   Item 27-d     Schedule of Reportable Transactions for the
                                    Year Ended December 31, 1998

Report of Independent Public Accountants



To the Benefits Committee of
Collins & Aikman Products Co.
(formerly Collins & Aikman Corporation)
Employees' Profit Sharing and Personal Savings Plan:

We have audited the accompanying statements of net assets available for benefits with fund information, including the schedule of amounts held for investment, of the Collins & Aikman Products Co. (formerly Collins & Aikman Corporation) Employees' Profit Sharing and Personal Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index to financial statements and schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Charlotte, North Carolina,                              Arthur Andersen LLP
June 28, 1999.

                          COLLINS & AIKMAN PRODUCTS CO.

                     (FORMERLY COLLINS & AIKMAN CORPORATION)

               EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1998


                                                                         Participant Directed
                                               --------------------------------------------------------------------------
                                                                                                                Small
                                               Guaranteed      Balanced        Equity    International    Capitalization
                                                  Fund           Fund           Fund       Equity Fund           Fund
                                                  ----           ----           ----       -----------           ----
Investments:
Participation in mutual funds                 $40,104,606     $18,219,673   $53,560,814       $3,687,589     $4,228,484
Cash fund                                          -              -               -              -                -
Common stock                                       -              -               -              -                -
Loans receivable - participants (Note 1)           -              -               -              -                -
                                              -----------     -----------   -----------      -----------    -----------
     Total  investments                        40,104,606      18,219,673    53,560,814        3,687,589      4,228,484
Employer contribution receivable                   -              -              -               -                -
Employee contribution receivable                   -              -              -               -                -
Due from (to) other funds                         (18,162)         (3,630)      144,387           74,446        (33,329)
Transfer in process from prior trustee
   (Note 4)                                        -              -               -              -                -
Accrued interest receivable                       185,414         -               -              -                -
Accrued loan repayments                            -              -               -              -                -
Due to broker for securities purchased           (258,580)        (49,748)     (246,002)        (102,845)       (31,333)
Accrued administrative expenses                    -              -               -              -                -
                                              -----------     -----------   -----------      -----------    -----------
     Net assets available for benefits        $40,013,278     $18,166,295   $53,459,199      $ 3,659,190    $ 4,163,822
                                             ============    ============  ============     ============   ============



                                                                                      Non-Participant
                                                                                         Directed
                                                                                      --------------
                                                          Company          Loan       Unallocated
                                                        Stock Fund         Fund          Funds            Total
                                                        ----------         ----          -----            -----
Investments:
Participation in mutual funds                         $      -        $     -        $     -          $119,801,166
Cash fund                                                177,187            -           380,142            557,329
Common stock                                           1,268,222            -              -             1,268,222
Loans receivable - participants (Note 1)                     -         1,516,687           -             1,516,687
                                                     -----------     -----------    -----------        -----------
     Total  investments                                1,445,409       1,516,687        380,142        123,143,404
Employer contribution receivable                             -              -         3,348,072          3,348,072
Employee contribution receivable                             -              -            56,139             56,139
Due from (to) other funds                               (163,712)           -              -                 -
Transfer in process from prior trustee
   (Note 4)                                                  -              -           388,605            388,605
Accrued interest receivable                              153,376           -                475            339,265
Accrued loan repayments                                      -           (18,493)          -               (18,493)
Due to broker for securities purchased                  (146,296)           -           (11,580)          (846,384)
Accrued administrative expenses                              -              -           (18,650)           (18,650)
                                                     -----------     -----------    -----------        -----------
     Net assets available for benefits               $ 1,288,777      $1,498,194    $ 4,143,203       $126,391,958
                                                    ============    ============   ============       ============


                 The accompanying notes to financial statements
               are an integral part of this financial statement.

                          COLLINS & AIKMAN PRODUCTS CO.

                     (FORMERLY COLLINS & AIKMAN CORPORATION)

               EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997



                                                                                   Participant Directed
                                                -----------------------------------------------------------------
                                                                                                              Small
                                                Guaranteed     Balanced        Equity      International  Capitalization
                                                   Fund          Fund           Fund        Equity Fund        Fund
                                                   ----          ----           ----        -----------        ----
Investments:
Participation in collective investment
   funds                                     $ 33,022,420    $ 14,448,932   $    -       $       -          $    -
Participation in mutual funds                       -             994,336    42,313,848        2,203,642      2,455,438
Cash fund                                           -             -              -               -               -
Common stock                                        -             -              -               -               -
Loans receivable - participants (Note 1)            -             -              -               -               -
                                              -----------     -----------   -----------      -----------    -----------
     Total  investments                        33,022,420      15,443,268    42,313,848        2,203,642      2,455,438
Employer contribution receivable                    -             -              -              -               -
Employee contribution receivable                    -             -              -              -               -
Due from (to) other funds                         (30,145)         41,035        17,925          (39,873)         8,842
Transfer in process from prior trustees
   (Note 4)                                         -             -              -              -               -
Accrued interest receivable                       151,243           7,489            71           21,228              9
Accrued loan repayments                             -             -              -              -               -
Due to broker for securities purchased              -             -            (122,855)        -               (20,809)
Accrued administrative expenses                     -             -              -              -               -
                                              -----------     -----------   -----------      -----------    -----------
     Net assets available for benefits       $ 33,143,518    $ 15,491,792   $42,208,989     $  2,184,997   $  2,443,480
                                             ============    ============  ============     ============   ============


                                                                               Non-Participant
                                                                                 Directed
                                                                               -----------
                                                      Company        Loan      Unallocated
                                                     Stock Fund      Fund         Funds           Total
                                                     ----------      ----         -----           -----
Investments:
Participation in collective investment funds        $    -       $    -        $     86,766    $ 47,558,118
Participation in mutual funds                            -            -             -            47,967,264
Cash fund                                               10,541        -             -                10,541
Common stock                                           234,695        -             -               234,695
Loans receivable - participants (Note 1)                 -         1,139,246        -             1,139,246
                                                   -----------     -----------   -----------    -----------
     Total  investments                                245,236     1,139,246         86,766      96,909,864
Employer contribution receivable                         -            -           2,638,698       2,638,698
Employee contribution receivable                         -            -              55,384          55,384
Due from (to) other funds                                2,216        -             -                -
Transfer in process from prior trustees
(Note 4)                                                 -            -          22,118,790      22,118,790
Accrued interest receivable                                112        -                 474         180,626
Accrued loan repayments                                  -           (30,773)       -               (30,773)
Due to broker for securities purchased                   -            -             -              (143,664)
Accrued administrative expenses                          -            -            (13,750)         (13,750)
                                                   -----------   -----------   -----------      -----------
     Net assets available for benefits              $  247,564    $1,108,473   $24,886,362     $121,715,175
                                                  ============  ============  ============     ============


                 The accompanying notes to financial statements
               are an integral part of this financial statement.


                                           COLLINS & AIKMAN PRODUCTS CO.

                                      (FORMERLY COLLINS & AIKMAN CORPORATION)

                                EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                       FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                           Participant Directed
                                                 ------------------------------------------------------------------------
                                                                                                                Small
                                                 Guaranteed       Balanced       Equity     International    Capitalization
                                                    Fund           Fund           Fund        Equity Fund        Fund
                                                    ----           ----           ----        -----------        ----
Investment income                            $  2,144,317     $ 3,597,162    $1,513,063         $  9,061      $  11,419
Net realized and unrealized gain (loss) from
   investment activity                              5,162        (736,741)   10,462,844          455,935         92,966
Employer contribution                             108,088         119,438       319,682           60,197         70,740
Employee contribution                           1,731,956       1,010,271     2,549,631          435,302        532,610
Rollover contribution                             128,945          30,429        60,096           10,695         35,428
Loans to participants                            (235,589)       (120,275)     (291,142)         (37,434)       (39,822)
Loan repayments                                   273,458         110,584       285,989           45,572         53,125
Benefits paid directly to participants        (12,308,989)     (1,790,800)   (4,363,270)        (550,589)      (354,916)
Administrative expenses                          (422,050)       (120,930)     (169,607)         (12,723)       (13,166)
Transfer of participants' balances             15,829,720       1,654,896     2,086,725        1,058,177      1,698,171
Transfer from (to) other trustees (Note 4)      (385,258)      (1,079,531)   (1,203,801)           -           (366,213)
                                              -----------     -----------   -----------      -----------    -----------
    Increase (decrease) in net assets
     available  for benefits                    6,869,760       2,674,503    11,250,210        1,474,193      1,720,342
Net assets available for benefits:
     Beginning of year                         33,143,518      15,491,792    42,208,989        2,184,997      2,443,480
                                              -----------     -----------   -----------      -----------    -----------
     End of year                             $ 40,013,278     $18,166,295  $ 53,459,199      $ 3,659,190    $ 4,163,822
                                             ============    ============  ============     ============   ============


                                                                                Non-Participant
                                                                                   Directed
                                                    -------------------------   ---------------
                                                    Company              Loan     Unallocated
                                                  Stock Fund             Fund        Funds           Total
                                                     -----               ----        -----           -----
Investment income                                   $2,644             $ 124,710     $ 140,923       $ 7,543,299
Net realized and unrealized gain (loss) from
   investment activity                            (639,134)                 -             -            9,641,032
Employer contribution                               17,725                  -        3,348,072         4,043,942
Employee contribution                              132,131                  -              755         6,392,656
Rollover contribution                                2,403                  -             -              267,996
Loans to participants                              (11,838)              736,100          -                 -
Loan repayments                                     16,955              (799,143)       13,460              -
Benefits paid directly to participants             (54,562)             (263,524)      (11,580)      (19,698,230)
Administrative expenses                             (4,101)                 -          (54,707)         (797,284)
Transfer of participants' balances               1,578,990               662,008   (24,568,687)             -
Transfer from (to) other trustees (Note 4)            -                  (70,430)      388,605        (2,716,628)
                                               -----------           -----------   -----------       -----------
    Increase (decrease) in net assets
     available  for benefits                     1,041,213               389,721   (20,743,159)        4,676,783
Net assets available for benefits:
     Beginning of year                             247,564             1,108,473    24,886,362       121,715,175
                                               -----------           -----------   -----------       -----------
     End of year                                $1,288,777            $1,498,194   $ 4,143,203      $126,391,958
                                              ============          ============  ============      ============

                 The accompanying notes to financial statements
               are an integral part of this financial statement.

                          COLLINS & AIKMAN PRODUCTS CO.

                     (FORMERLY COLLINS & AIKMAN CORPORATION)

               EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

1.      Description of the Plan

        The following description of the Plan provides only general information. For a more complete description, participants should refer to the Summary Plan Description.

        The Collins & Aikman Products Co. (formerly Collins & Aikman Corporation) Employees' Profit Sharing and Personal Savings Plan (the "Plan") is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, which is sponsored by Collins & Aikman Products Co. (the "Company"). Banker's Trust Company (the "Trustee") serves as the principal trustee of the Plan. The Trustee acts as custodian for the Plan's assets, executes primarily all investment transactions and provides periodic reports to the Plan's administrators. The following separate elective investment funds are available to the participants for the purpose of investing their contributions and the Company's contributions:

        - A guaranteed fund which invests primarily in a collective trust fund or mutual fund approved by the Trustee. As of December 31, 1997, the guaranteed fund was invested in a collective trust fund which was invested in guaranteed investment contracts issued by insurance companies (GIC's), fixed investment contracts issued by federally regulated banking institutions (BIC's) and other similar fixed income contracts, which are guaranteed as to both principal and income. As of December 31, 1998, the guaranteed fund was invested in a mutual fund which was invested in various fixed income securities including guaranteed investment contracts issued by insurance companies or federally regulated banking institutions. The mutual fund purchased "wrapper contracts" from financially stable third parties which maintained the net asset value per unit of the fund at a net value.

        - A balanced fund which invests primarily in mutual funds sponsored by the Trustee. As of December 31, 1997, the balanced fund was primarily invested in the Short and Intermediate Bond Fund and the Equity Fund, which were managed by the Trustee. The Short and Intermediate Fund was invested in a diversified portfolio of foreign and domestic fixed income investments, with a small percentage of assets also invested in corporate bonds and mortgages, and the Equity Fund was invested in the Trustee's Equity 500 Index as of December 31, 1997. As of December 31, 1998, the balanced fund was invested in the Pyramid Fund Asset Management Fund managed by the Trustee. The Pyramid Fund Asset Management Fund was primarily invested in common stock of domestic companies as of December 31, 1998.

        - An equity fund which invests primarily in an equity based mutual fund sponsored by the Trustee. The Equity 500 Index Fund invests principally in common stocks and may also hold S&P Index Futures contracts and other investments including preferred stocks, corporate notes and other corporate investments as a result of transactions initiated by investee corporations. Investments are selected by the investment manager to statistically mirror the performance of the S&P 500 Index, and no one investment accounts for greater than 3.0% of the fund's assets.

        - An international equity fund which invests in a mutual fund sponsored by the Trustee of which the underlying investments are comprised of foreign equities and other foreign securities with equity characteristics.

        - A small capitalization fund which invests primarily in the Trustee's Small Capitalization Equity Fund. The Small Capitalization Equity Fund invests in smaller-sized companies, and investments are selected by the investment manager to statistically mirror the performance of the Russell 2000 Index.

        - A company stock fund which invests in common stock of Collins & Aikman Corporation. The Company is a wholly owned subsidiary of Collins & Aikman Corporation.

        The unallocated fund includes employer and employee contributions receivable as of the Plan year-end and accrued administrative expenses which have not been allocated to participants' investment elections as of December 31, 1998. The unallocated fund also includes a money market investment, which serves as a temporary holding account for certain transactions, which occur within and between the elective investment funds.

        As outlined in the Plan agreement, the Company shall make a profit sharing contribution in such amount, if any, as determined by the Company's Board of Directors. During the 1998 Plan year, the Company elected to contribute approximately $3,300,000 to the Plan as a profit sharing contribution. The Company shall also make a Company match contribution to the Plan in accordance with the Plan agreement for each eligible salaried participant for whom a before-tax savings contribution is made. The amount of the Company matching contribution is 50% of the first 3% of the participant's before-tax compensation that has been contributed. For a description of an amendment to the Plan effective July 1, 1999, which eliminates the Company profit sharing contribution and increases the Company matching contribution, see Note 10.

        Employees may elect to make contributions to the Plan on a before-tax and after-tax basis. Percentages withheld from eligible compensation on behalf of an employee must be in whole multiples of 1% and cannot exceed 10%.

        All contributions made on behalf of a participant shall be invested as designated by the participant in the specific investment fund(s) in multiples of 1%.

        Participants may elect to borrow from their before-tax and after-tax savings accounts in an amount not to exceed the lesser of 50% of their interests in the Plan or $50,000. Loans may have a maximum term of four years and will be repaid through payroll deductions. Participants are charged interest in accordance with the Plan's provisions. The Plan had loans outstanding to participants of $1,498,194 and $1,108,473 as of December 31, 1998 and 1997, respectively.

2.      Summary of Significant Accounting Policies

        The accompanying financial statements have been prepared on the accrual basis of accounting. Administrative expenses, including compensation and expenses of the Trustee, have been borne by the Plan while expenses incidental to the purchase and sale of investments are reflected in the cost of the related securities. Certain expenses related to the administration of the Plan have been borne by the Company.

        Current values of trust investments are based upon quoted market prices of the underlying securities. Realized appreciation (depreciation) is determined as the difference between sales proceeds and the value of investment units as of the beginning of the plan year or the cost of investment units purchased during the year. Unrealized appreciation (depreciation) is determined as the difference between the value of investment units at the end of the plan year and the value of investment units at the beginning of the plan year, or cost if the investment units were purchased during the current year.

        As indicated in Note 1, the underlying collective or mutual funds in which the guaranteed fund is invested are invested in various fixed income securities including guaranteed investment contracts issued by insurance companies or federally regulated banking institutions. These investment contracts are valued at contract value which represents contributions plus accrued earnings. The underlying collective or mutual funds purchase "wrapper contracts" from financially stable insurance or banking institutions which are independent of the Trustee. These "wrapper contracts" guarantee the liquidation value of the contracts for purposes of distributing assets to participants of the Plan for accounts invested in the respective funds. Through the use of the "wrapper contracts", the underlying investment contracts are fully benefit responsive as defined by AICPA Statement of Position 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" and thus are recorded at contract value in accordance with generally accepted accounting principles.

        Two participant contribution accounts and two Company contribution accounts are maintained for each participant to account for his or her interest in the Plan. The participant contribution accounts consist of before-tax and after-tax savings accounts. The Company contribution accounts consist of profit sharing and Company match accounts (Note 1). The accounts for all participants are valued at their fair market value on the valuation date in accordance with the Plan agreement.

        The Company's profit sharing contribution is allocated to each participant who was an active employee at the end of the Plan year in the ratio of the active participant's eligible compensation to the total compensation of all active participants.

3.      Investments

        The fair value of individual investments that represent 5% or more of the Plan's total investments as of December 31, 1998 or 1997 are as follows:

                                                                                        1998              1997
                                                                                    ------------      ------------
       Banker's Trust Pyramid Funds (Large Capitalization Equity 500 Fund)          $ 53,560,814      $   -
       Banker's Trust Pyramid Funds (Asset Management Fund)                           18,219,673          -
       Banker's Trust Pyramid Mutual Fund (Preservation Plus Fund
           Institutional Service)                                                     40,104,606          -
       Banker's Trust Pyramid Equity 500 Index Fund                                      -              41,121,710
       Banker's Trust Pyramid GIC Fund II                                                -              32,379,758
       Banker's Trust Equity Index Fund                                                  -               7,267,541

        During 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) increased (decreased) in value by approximately $9,641,000 as follows:

                                                                                 1998
                                                                             ------------
       Banker's Trust Pyramid Funds (Large Capitalization Equity 500 Fund)   $ 10,346,633
       Banker's Trust Pyramid Equity Index Fund                                 1,104,223
       Banker's Trust Short and Intermediate Term Bond Fund                        97,748
       Banker's Trust Pyramid Asset Management Fund                            (2,003,175)
       Vanguard Index Trust 500 Portfolio                                         116,211
       Fidelity Balanced Fund                                                      64,463
       Banker's Trust International Equity Fund                                   455,935
       PBHG Growth Fund                                                             9,355
       Stein Roe Investment Trust Cap Opportunities Fund                           16,843
       Banker's Trust Small Capitalization Fund                                    66,768
       Collins & Aikman Common Stock Fund                                        (639,134)
       Frank Russell Capital Contract Fund                                          4,301
       Loomis Sayler Bond Fund                                                        861
                                                                             ------------
       Net realized and unrealized gain from investment
         activity                                                             $ 9,641,032
                                                                             ============

        During 1998, the Plan's investments in the guaranteed fund earned income of approximately $2,144,000, which represents an average yield of 6.04%.

4.      Transfer from (to) Other Trustees

        The Plan was amended effective January 15, 1997 to allow account balances of participants employed by a division which has been sold to be transferred to a tax-qualified plan established and maintained by the respective purchaser of the division.

        Effective October 1, 1998, the assets of the Manchester Plastics, LTD Employees 401(k) Plan (the "Manchester Plan") were merged into the Plan. This merger had no effect on the amount of benefits accrued by the participants of the Plan. In conjunction with the merger of the Manchester Plan, all affected participants of the Manchester Plan became 100% vested in their account balances as of October 1, 1998. Net assets in the amount of $388,605 were transferred from the Manchester Plan into the Plan.

        On March 13, 1998, the Company sold its Imperial Wallcoverings, Inc. subsidiary ("Wallcoverings"). At the time of the sale, Wallcoverings ceased to be a participating employer in the Plan and the accounts of each participant employed by Wallcoverings were transferred to the plan established by the purchaser of Wallcoverings. During 1998, net assets of $3,105,233, which represented the Wallcoverings participant accounts, were transferred out of the Plan.

        Effective December 31, 1997, the assets of the Amco Division 401(k) Plan, the Savings, Investment and Profit Sharing Plan of JPS Automotive L.P., the Manchester Plastics, Inc. Employee Savings and Investment Plan, and the Manchester Plastics, Inc. Homer Division Employees 401(k) Plan were merged into the Plan. This merger had no effect on the amount of benefits accrued by the participants of the plans. In conjunction with the merger of the plans listed below, all affected participants of the respective plans became 100% vested in their account balances as of December 31, 1997. Net assets transferred from the above mentioned plans to the Plan at December
        31, 1997 were as follows:

        Amco Division 401(k) Plan                                               $    1,769,254
        The Savings Investment and Profit Sharing Plan of JPS Automotive L.P.       17,215,186
        Manchester Plastics, Inc. Employee Savings and Investment Plan               2,750,109
        Manchester Plastics, Inc. Homer Division Employees 401(k) Plan                 384,241
                                                                                 -------------
                                                                                 $  22,118,790
                                                                                 =============

5.      Distributions, Vesting and Forfeitures

        A participant is fully vested with respect to the profit sharing and Company match accounts after five years of service. The amounts credited to a participant's before-tax and after-tax savings accounts are fully vested when credited. A participant or participant's beneficiary shall receive a distribution equal to the value of his vested individual account as of the valuation date on or following retirement, death, disability, or termination of service. Payment of the benefit is made in the form of a lump sum or periodic installments as outlined in the Plan agreement.

        A participant who terminates service without a fully vested interest forfeits any nonvested balance in his or her Company contribution accounts as of the valuation date coincident with or following his or her termination of service. The forfeited funds are then distributed to the remaining eligible active participants' accounts ratably based upon participants' balances. During 1998, approximately $210,000 in forfeitures were allocated to active participants.

6.      Payable to Terminated Participants/Reconciliation to Form 5500

        Amounts payable to those participants who have withdrawn from participation in the earnings and operations of the Plan as of December 31, 1998 and 1997 are included as a component of Net Assets Available for Benefits. Distributions payable to these terminated participants, net of forfeitures, were $39,993 in 1998. No distributions were made to terminated participants in 1997. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in accordance with generally accepted accounting principles. The following tables reconcile net assets available for plan benefits per the financial statements and benefits paid directly to participants to the Form 5500 to be filed by the Company as of December 31, 1998 and 1997 and for the year ended December 31, 1998:

                                                                                   1998                 1997
                                                                              -------------           -------------
        Net assets available for benefits per financial statements            $ 126,391,958           $ 121,715,175
        Amounts allocated to withdrawing participants                               (39,993)               -
                                                                              -------------           -------------
        Net assets available for benefits per the Form 5500                   $ 126,351,965           $ 121,715,175
                                                                              =============           =============

                                                                                   1998
                                                                               ------------
        Benefits paid directly to participants per financial statements         $19,698,230
        Amounts allocated to withdrawing participants                                39,993
                                                                               ------------
        Benefits paid directly to participants per the Form 5500                $19,738,223
                                                                               ============

7.      Termination of Plan

        The Plan may be terminated at any time at the discretion of the Company's Board of Directors. As of the termination date, contributions will cease to be made by the Company. Upon complete or partial termination of the Plan, all participants will be fully vested in accordance with the Plan agreement.

8.      Federal Income Taxes

        The Plan received an updated determination letter dated March 12, 1998, which covered amendments adopted up through January 16, 1997, from the Internal Revenue Service, stating that the Plan was in accordance with applicable plan design requirements as of that date and thus qualified for tax exempt status. The employer believes the Plan has been operating in compliance with the Plan document and thus continues to qualify as tax-exempt.

9.      Party-In Interest Transactions

        Certain Plan investments include shares of mutual funds or collective trust funds managed by Banker's Trust. Banker's Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Also, transactions to acquire shares of the Company's stock qualify as party-in-interest transactions.

10.     Subsequent Events

        Effective July 1, 1999, Banker's Trust will cease to serve as trustee of the Plan and will be succeeded by United Missouri Bank. Also effective July 1, 1999, the Plan will change record keepers from Met Life to American Century/J.P. Morgan.

        The Company has amended the Plan effective July 1, 1999, to cease making profit sharing contributions as well as to increase the Company matching contribution. The amount of the Company matching contribution for salaried employees will increase from 50% to 70% of the first 3% of a participant's before-tax compensation that has been contributed and 50% of the next 3%. Hourly employees will receive a match of 50% on the first 6% of a participant's before-tax compensation that has been contributed. The Company match for participants which participate in a collective bargaining agreement will remain unchanged. Also, the eligibility criteria has been amended to allow employees who do not participate in a collective bargaining agreement to participate in the Plan upon hire.


                                           COLLINS & AIKMAN PRODUCTS CO.

                                      (FORMERLY COLLINS & AIKMAN CORPORATION)

                                EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

                                 ITEM 27-a SCHEDULE OF ASSETS HELD FOR INVESTMENT
                                              AS OF DECEMBER 31, 1998

                                   (b)
         (a)                Identity of Issuer
    --------------  -----------------------------------
          *         Banker's Trust

          *         Banker's Trust

          *         Banker's Trust

          *         Banker's Trust

          *         Banker's Trust

          *         Banker's Trust

          *         Collins & Aikman Corporation

          *





                                 (c)                                                   (d)                Current
                             Description                                              Cost                 Value
 ---------------------------------------------------------------------          ------------------   -------------------
 Large Capitalization Equity 500 Fund - 343,383 units                              $ 38,253,522          $ 53,560,814

 Pyramid Fund - Preservation Plus Fund - 4,040,461  units                            40,104,606            40,104,606

 Pyramid Fund - Asset Management Fund - 1,412,378 units                              20,222,848            18,219,673

 International Equity Fund - 152,506 units                                            3,303,406             3,687,589

 Small Capitalization Equity Fund - 220,119 units                                     4,155,611             4,228,484

 Directed Account Cash Fund - 557,329 units                                             557,329               557,329

 Common Stock - 247,458 units                                                         1,581,755             1,268,222

 Participants loans (interest rates range from 6.3% to 14%)                           1,516,687             1,516,687
                                                                                  -------------        --------------
                                                                                  $ 109,695,764        $  123,143,404
                                                                                  =============        ==============

    *Represents Party-in-interest to the Plan

                 The accompanying notes to financial statements
             are an integral part of these supplementary schedules.


                                              COLLINS & AIKMAN PRODUCTS CO.

                                         (FORMERLY COLLINS & AIKMAN COPORATION)
                                   EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

                                    ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                                          FOR THE YEAR ENDED DECEMBER 31, 1998

               (a)                                       (b)                                   (c)                (d)
           Identity of                                                                       Purchase           Selling
          Party Involved                         Description of Asset                         Price              Price
     -------------------------  -------------------------------------------------------   ---------------   ----------------

 *   Banker's Trust             Discretionary Cash Fund (130 purchases)                     $ 48,626,835     $
 *   Banker's Trust             Discretionary Cash Fund (123 sales)                                              51,000,652
 *   Banker's Trust             Directed Account Cash Fund (221 purchases)                     9,526,751
 *   Banker's Trust             Directed Account Cash Fund (201 sales)                                            8,979,963
 *   Banker's Trust             Pyramid GIC Fund II (32 purchases)                            14,489,730
 *   Banker's Trust             Pyramid GIC Fund II (36 sales)                                                   47,069,488
 *   Banker's Trust             Large Capitalization Equity 500 Fund (136 purchases)          19,622,718
 *   Banker's Trust             Large Capitalization Equity 500 Fund (115 sales)                                 17,530,246
 *   Banker's Trust             Asset Management Fund (86 purchases)                          24,374,781
 *   Banker's Trust             Asset Management Fund (84 sales)                                                  4,147,892
 *   Banker's Trust             Preservation Plus Fund  (95 purchases)                        58,449,364
 *   Banker's Trust             Preservation Plus Fund (99 sales)                                                18,344,759
 *   Banker's Trust             Small Capitalization Fund (110 purchases)                      4,239,327
 *   Banker's Trust             Small Capitalization Fund (103 sales)                                             2,191,004
 *   Banker's Trust             United States Treasury Notes (1 purchase)                     39,017,719
 *   Banker's Trust             United States Treasury Notes (1 sale)                                            39,017,719
 *   Banker's Trust             Short and Intermediate Term Bond Fund (1 purchase)               681,461
 *   Banker's Trust             Short and Intermediate Term Bond Fund (1 sale)                                    5,867,284
 *   Banker's Trust             Pyramid Equity Index Fund (1 purchase)                           635,396
 *   Banker's Trust             Pyramid Equity Index Fund (1 sale)                                                9,011,200


                        (h)
                      Current
                     Value of
      (g)            Asset on              (i)
    Cost of         Transaction            Net
     Asset             Date             Gain/Loss
----------------  ----------------  ------------------
    $48,626,835       $48,626,835   $      -
     51,000,652        51,000,652          -
      9,526,751         9,526,751          -
      8,979,963         8,979,963          -
     14,489,730        14,489,730          -
     47,069,488        47,069,488          -
     19,622,718        19,622,718          -
     13,379,477        17,530,246       4,150,770
     24,374,781        24,374,781          -
      4,151,933         4,147,892          (4,041)
     58,449,364        58,449,364          -
     18,344,759        18,344,759          -
      4,239,327         4,239,327          -
      2,491,333         2,191,004        (300,329)
     39,017,719        39,017,719          -
     39,017,719        39,017,719          -
        681,461           681,461          -
      5,132,750         5,867,284         734,534
        635,396           635,396          -
      4,443,563         9,011,200       4,567,637

* Represents Party-in-interest to the Plan.
  Columns (e) and (f) have been excluded as they are not applicable.

                 The accompanying notes to financial statements
             are an integral part of these supplementary schedules.

                                                                       Exhibit 1



                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


         As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the Company's previously filed Registration Statement File No. 333-34569.



                                               ARTHUR ANDERSEN LLP


Charlotte, North Carolina,
June 28, 1999.